UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,031,000 Capped and Floored Floating Rate Notes Due March 31, 2021

•                  $678,000 Callable Step Up Fixed Rate Notes Due March 31, 2026

•                  $1,657,000 5.00% Callable Fixed Rate Notes Due March 31, 2027

•                  $1,937,000 Callable Fixed Rate Notes Due March 31, 2031

•                  $500,000 9.25% Exchangeable Notes due September 30, 2011 Linked to the Common Stock of eBay Inc.

•                  $500,000 10.50% Exchangeable Notes due September 30, 2011 Linked to the Common Stock of Ford Motor Company

•                  $500,000 8.75% Exchangeable Notes due September 30, 2011 Linked to the Common Stock of MetLife, Inc.

•                  $500,000 14.00% Exchangeable Notes due June 30, 2011 Linked to the Common Stock of AK Steel Holding Corporation

•                  $500,000 10.25% Exchangeable Notes due June 30, 2011 Linked to the Common Stock of Freeport-McMoRan Cooper & Gold Inc.

•                  $500,000 13.50% Exchangeable Notes due June 30, 2011 Linked to the Common Stock of Green Mountain Coffee Roasters, Inc.

•                  $500,000 12.50% Exchangeable Notes due June 30, 2011 Linked to the Common Stock of McMoRan Exploration Co.

•                  $500,000 15.25% Exchangeable Notes due June 30, 2011 Linked to the Common Stock of Patriot Coal Corporation

•                  $5,000,000 10.25% Exchangeable Notes due September 30, 2011 Linked to the Common Stock of Peabody Energy Corporation

•                  $5,000,000 8.50% Exchangeable Notes due September 30, 2011 Linked to the Common Stock of Ford Motor Company

•                  $5,000,000 11.75% Exchangeable Notes due September 30, 2011 Linked to the Common Stock of Seagate Technology

•                  $1,901,766.25 Trigger Yield Optimization Notes due September 30, 2011 Linked to the Common Stock of The NASDAQ OMX Group, Inc.

•                  $12,160,848.42 Trigger Yield Optimization Notes due September 30, 2011 Linked to the Common Stock of Hess Corporation

•                  $5,893,075.76 Trigger Yield Optimization Notes due September 30, 2011 Linked to the Common Stock of Amazon.com, Inc.

•                  $4,072,860.75 Trigger Yield Optimization Notes due September 30, 2011 Linked to the Common Stock of Coach, Inc.

•                  $13,240,667.92 Trigger Yield Optimization Notes due September 30, 2011 Linked to the Common Stock of Apple Inc.

•                  $222,000 2.50% Fixed Rate Notes due March 31, 2016

•                  $656,000 3.00% Fixed Rate Notes due March 31, 2017

•                  $115,000 3.35% Fixed Rate Notes due March 31, 2018

•                  $1,255,000 4.00% Fixed Rate Notes due March 31, 2020

•                  $497,000 4.35% Fixed Rate Notes due March 31, 2021

•                  $339,000 4.50% Fixed Rate Notes due March 31, 2024

•                  $241,000 Step Up Fixed Rate Notes due March 31, 2023

•                  $5,000,000 13.50% Reverse Convertible NotesSM due March 30, 2012 (linked to common stock of MGM Resorts International)

•                  $5,000,000 14.00% Reverse Convertible NotesSM due September 30, 2011 (linked to common stock of Las Vegas Sands Corp.)

•                  $5,000,000 10.25% Reverse Convertible NotesSM due September 30, 2011 (linked to common stock of Ford Motor Company)

•                  $5,000,000 10.75% Reverse Convertible NotesSM due September 30, 2011 (linked to common stock of First Solar, Inc.)

•                  $5,000,000 15.25% Reverse Convertible NotesSM due September 30, 2011 (linked to common stock of Netflix, Inc.)

•                  $2,387,000 Double Short Leverage Securities Linked to the Barclays Capital 30Y Treasury Futures Index™ due March 31, 2014

•                  $2,500,000 Notes due March 31, 2016 Linked to the Performance of the S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index

•                  $1,145,000 Super TrackSM Notes due March 26, 2015 Linked to the Performance of an Equity Index Basket

•                  $1,300,000 Notes due April 2, 2014 Linked to the Performance of the S&P 500® Index

•                  $3,300,000 Callable Fixed Rate Range Accrual Notes due March 31, 2026

•                  $275,000 Buffered Super TrackSM Notes due March 28, 2013 Linked to the Performance of the S&P BRIC 40 Index

•                  $1,414,000 Super Track Notes due October 3, 2011 Linked to the Performance of Brent Crude

•                  $5,415,210 Buffered Return Optimization Securities Linked to the S&P 500® Index due March 28, 2013

•                  $2,700,000 Super Track Digital Notes due October 3, 2012 Linked to the Performance of the Russell 2000® Index

•                  $5,000,000 9.00% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Bank of America Corporation)

•                  $5,000,000 10.25% Exchangeable Notes due March 30, 2012 (Linked to the American depositary shares of Nokia Corporation)

•                  $500,000 9.25% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Citigroup Inc.)

•                  $500,000 8.50% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Noble Corporation)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: March 31, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director